
05002996

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JAN 31 2005
WASH. D.C.
213
SECTION

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Structured Asset Mortgage Investments II Inc.
Exact Name of Registrant as Specified in Charter

0001313621
Registrant CIK Number

Form 8-K, January 25, 2005, Series 2004-AR8
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-115122-30
SEC file number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

PROCESSED
FEB 01 2005
THOMSON
FINANCIAL

STRUCTURED ASSET MORTGAGE INVESTMENTS INC.

By: ______________________
Name: Baron Silverstein
Title: Vice President

Dated: January 25, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.



BEAR STEARNS

FASTrader

SAMI-04AR8 A1 (1-A-A)

SAMI-04AR8 A1 (1-A-A)

Dated Date:	12/1/04
Trade Date:	9/1/04
Settle Date:	12/30/04
Date of 1st CF:	1/19/05
Pmts Per Year:	
Manager:	BEARS
Face:	1,000,000,000.00
Speed Assumpt.:	

Pricing

WAC: .00
WAM: .00
Type:

Collateral

Cumulative Prepayment

Monthly Prepayment

Date	PSA	CPR
Jan-2005		

Deal Comments

Tranche Details

Des:	A1	P-Des:	A1
Cusip:	86359LGE3	Description:	1M LIB FLTR
Orig. Bal:	825,749,800.00	Current Bal:	825,749,800.00
Factor:	1.00	As of:	1/1/01
Coupon:	2.76	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/17/05
Delay Days:	0	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

1.0000 x 1-mo LIBOR + 0.3400 Cap 11.0000 @ 10.6600 Floor 0.3400 @ 0.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	2.39	2.56	2.79	3.12	3.47	3.69	3.88	4.06	4.21	4.35
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.47	4.58	4.68	4.76	4.84	4.90	4.96	5.02	5.18	5.29

Settlement Date: 12/30/2004 Valuation Date: 12/30/2004 Yield Curve: USD Swap

Results

1M_LIB			**2.42000**	**2.42000**	**2.42000**	**2.42000**	**2.42000**
6M_LIB			**2.76000**	**2.76000**	**2.76000**	**2.76000**	**2.76000**
PUT_FLAG			**.00000**	**.00000**	**.00000**	**.00000**	**.00000**
Prepay			**0% CPR**	**10% CPR**	**20% CPR**	**40% CPR**	**50% CPR**
STEP_OVERRIDE			**.00000**	**.00000**	**.00000**	**.00000**	**.00000**
Price	**99:20**	**Yield**	2.80	2.85	2.90	3.03	3.11
Price	**99:24**	**Yield**	2.79	2.83	2.87	2.95	3.00
Price	**99:28**	**Yield**	2.78	2.81	2.83	2.88	2.90
Price	**100: 0**	**Yield**	2.78	2.79	2.80	2.80	2.80
Price	**100: 4**	**Yield**	2.77	2.77	2.76	2.73	2.70
Price	**100: 8**	**Yield**	2.76	2.75	2.73	2.65	2.60
Price	**100:12**	**Yield**	2.75	2.73	2.70	2.58	2.50

Security	% of Orig. Bal	Face Value
SAMI-04AR8 A1 (1-A-A)	100.00	825,749,800.00

FAST FINANCIAL ANALYTICS & STRUCTURED TRANSACTIONS

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative.

BEAR STEARNS

FASTrader
SAMI-04AR8 A1 (1-A-A)

Global Assumptions

Settlement Date : 30-Dec-2004
Pricing Date : 30-Dec-2004
Use Hist. Coupon
Use Actual Factor
Ending Factor Date: 09/09/9999
Multiple

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	2.390	2.560	2.790	3.120	3.467	3.689	3.882	4.058	4.213	4.348
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.473	4.584	4.681	4.762	4.844	4.904	4.964	5.024	5.185	5.286

Specific Parameters

Scenario	Prepay	1M_LIB	6M_LIB	PUT_FLAG	STEP_OVERRIDE
1	0.0000 CPR	2.42000	2.76000	.00000	.00000
2	10.0000 CPR	2.42000	2.76000	.00000	.00000
3	20.000000 CPR	2.42000	2.76000	.00000	.00000
4	40.0000 CPR	2.42000	2.76000	.00000	.00000
5	50.0000 CPR	2.42000	2.76000	.00000	.00000

FAST FINANCIAL ANALYTICS & STRUCTURED TRANSACTIONS

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative.

FASTrader
SAMI-04AR8 A3 (A2A)

SAMI-04AR8 A3 (A2A)

Dated Date:	12/1/04	**Pricing**
Trade Date:	9/1/04	WAC: .00
Settle Date:	12/30/04	WAM: .00
Date of 1st CF:	1/19/05	Type:
Pmts Per Year:		**Collateral**
Manager:	BEARS	**Cumulative Prepayment**
Face:	1,000,000,000.00	
Speed Assumpt.:		

Monthly Prepayment

Date	PSA	CPR
Jan-2005		

Deal Comments

Tranche Details

Des:	A3	P-Des:	A3
Cusip:	86359LGF0	Description:	6MO 1% PER CAP
Orig. Bal:	42,375,000.00	Current Bal:	42,375,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	3.82	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	12/31/04
Delay Days:	18	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

1.0000 x 6-mo LIBOR + 1.9160 Cap 10.8610 @ 8.9450 Floor 1.9160 @ -0.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	2.39	2.56	2.79	3.12	3.47	3.69	3.88	4.06	4.21	4.35
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.47	4.58	4.68	4.76	4.84	4.90	4.96	5.02	5.18	5.29

Settlement Date: 12/30/2004 Valuation Date: 12/30/2004 Yield Curve: USD Swap

Results

1M_LIB			**2.42000**	**2.42000**	**2.42000**	**2.42000**	**2.42000**
6M_LIB			**2.76000**	**2.76000**	**2.76000**	**2.76000**	**2.76000**
PUT_FLAG			**.00000**	**.00000**	**.00000**	**.00000**	**.00000**
Prepay			**0% CPR**	**10% CPR**	**20% CPR**	**40% CPR**	**50% CPR**
STEP_OVERRIDE			**.00000**	**.00000**	**.00000**	**.00000**	**.00000**
Price	**102:27+**	**Yield**	4.42	4.12	3.74	2.72	2.05
Price	**102:31+**	**Yield**	4.41	4.09	3.70	2.65	1.95
Price	**103: 3+**	**Yield**	4.40	4.07	3.67	2.57	1.86
Price	**103: 7+**	**Yield**	4.39	4.05	3.63	2.50	1.76
Price	**103:11+**	**Yield**	4.38	4.03	3.60	2.43	1.66
Price	**103:15+**	**Yield**	4.37	4.01	3.56	2.36	1.57
Price	**103:19+**	**Yield**	4.36	3.99	3.53	2.29	1.47

Security	% of Orig. Bal	Face Value
SAMI-04AR8 A3 (A2A)	100.00	42,375,000.00

FAST
FINANCIAL ANALYTICS & STRUCTURED TRANSACTIONS

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative.

Global Assumptions

Settlement Date : 30-Dec-2004
Pricing Date : 30-Dec-2004
Use Hist. Coupon
Use Actual Factor
Ending Factor Date: 09/09/9999
Multiple

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	2.390	2.560	2.790	3.120	3.467	3.689	3.882	4.058	4.213	4.348
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.473	4.584	4.681	4.762	4.844	4.904	4.964	5.024	5.185	5.286

Specific Parameters

Scenario	Prepay	1M_LIB	6M_LIB	PUT_FLAG	STEP_OVERRIDE
1	0.0000 CPR	2.42000	2.76000	.00000	.00000
2	10.0000 CPR	2.42000	2.76000	.00000	.00000
3	20.000000 CPR	2.42000	2.76000	.00000	.00000
4	40.0000 CPR	2.42000	2.76000	.00000	.00000
5	50.0000 CPR	2.42000	2.76000	.00000	.00000

FAST FINANCIAL ANALYTICS & STRUCTURED TRANSACTIONS

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative.

BEAR STEARNS

FASTrader

SAMI-04AR8 AC (A2B)

SAMI-04AR8 AC (A2B)

Dated Date:	12/1/04	**Pricing**	
Trade Date:	9/1/04	WAC:	.00
Settle Date:	12/30/04	WAM:	.00
Date of 1st CF:	1/19/05	Type:	
Pmts Per Year:		**Collateral**	
Manager:	BEARS	**Cumulative Prepayment**	
Face:	1,000,000,000.00		
Speed Assumpt.:			

Monthly Prepayment

Date	PSA	CPR
Jan-2005		

Deal Comments

Tranche Details

Des:	AC	P-Des:	AC
Cusip:	86359LGG8	Description:	6M LIB FLTR
Orig. Bal:	49,375,000.00	Current Bal:	49,375,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	3.14	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/17/05
Delay Days:	0	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

1.0000 x 6-mo LIBOR + 0.3800 Cap 11.0000 @ 10.6200 Floor 0.3800 @ -0.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	2.39	2.56	2.79	3.12	3.47	3.69	3.88	4.06	4.21	4.35
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.47	4.58	4.68	4.76	4.84	4.90	4.96	5.02	5.18	5.29

Settlement Date: 12/30/2004 Valuation Date: 12/30/2004 Yield Curve: USD Swap

Results

1M_LIB			**2.42000**	**2.42000**	**2.42000**	**2.42000**	**2.42000**
6M_LIB			**2.76000**	**2.76000**	**2.76000**	**2.76000**	**2.76000**
PUT_FLAG			**.00000**	**.00000**	**.00000**	**.00000**	**.00000**
Prepay			**0% CPR**	**10% CPR**	**20% CPR**	**40% CPR**	**50% CPR**
STEP_OVERRIDE			**.00000**	**.00000**	**.00000**	**.00000**	**.00000**
Price	**99:20**	**Yield**	3.19	3.23	3.29	3.42	3.50
Price	**99:24**	**Yield**	3.18	3.21	3.25	3.34	3.39
Price	**99:28**	**Yield**	3.17	3.19	3.22	3.26	3.29
Price	**100: 0**	**Yield**	3.16	3.17	3.18	3.19	3.19
Price	**100: 4**	**Yield**	3.15	3.15	3.15	3.11	3.09
Price	**100: 8**	**Yield**	3.14	3.13	3.11	3.04	2.98
Price	**100:12**	**Yield**	3.14	3.11	3.08	2.96	2.88

Security	% of Orig. Bal	Face Value
SAMI-04AR8 AC (A2B)	100.00	49,375,000.00

FAST
FINANCIAL ANALYTICS & STRUCTURED TRANSACTIONS

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative.

Global Assumptions

Settlement Date : 30-Dec-2004
Pricing Date : 30-Dec-2004
Use Hist. Coupon
Use Actual Factor
Ending Factor Date: 09/09/9999
Multiple

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	2.390	2.560	2.790	3.120	3.467	3.689	3.882	4.058	4.213	4.348
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.473	4.584	4.681	4.762	4.844	4.904	4.964	5.024	5.185	5.286

Specific Parameters

Scenario	Prepay	1M_LIB	6M_LIB	PUT_FLAG	STEP_OVERRIDE
1	0.0000 CPR	2.42000	2.76000	.00000	.00000
2	10.0000 CPR	2.42000	2.76000	.00000	.00000
3	20.000000 CPR	2.42000	2.76000	.00000	.00000
4	40.0000 CPR	2.42000	2.76000	.00000	.00000
5	50.0000 CPR	2.42000	2.76000	.00000	.00000

FAST FINANCIAL ANALYTICS & STRUCTURED TRANSACTIONS

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative.